SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                           PALMETTO REAL ESTATE TRUST
                            (Name of Subject Company)

      MPF NY-2005, LLC, MPF FLAGSHIP FUND 10, LLC, MPF INCOME FUND 23, LLC,
             MPF DEWAAY FUND 3, LLC MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                          Amount of
         Valuation*                                           Filing Fee

         $605,364                                             $64.77

 * For purposes of calculating the filing fee only. Assumes the purchase of 172,961 Shares at a purchase price equal to $3.50 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $64.77
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 7, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 7, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF NY-2005, LLC, MPF Flagship Fund 10, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 3, LLC (collectively the "Purchasers") to purchase up to 172,961 shares of beneficial interest (the "Shares") in Palmetto Real Estate Trust (the "Trust"), the subject company, at a purchase price equal to $3.50 per Share, less the amount of any dividends declared or made with respect to the Shares between April 7, 2006 (the "Offer Date") and June 2, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have amended the Offer to reduce the number of Shares they are offering to purchase. As amended, the Offer is to purchase up to 88,500 Shares, or approximately 5% of all outstanding Shares. This amendment is in response to the Trust's recent disclosure that it has five large holders of Shares that put the Trust in danger of failing to qualify as a REIT if we were successful in purchasing over approximately 6.6% of the Shares. Thus, we are reducing our Offer to only 5% of the outstanding Shares. As of the date hereof, a total of 1,090 Shares have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.


Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 7, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Shareholders dated April 7, 2006*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Form of Press Release May 5, 2006

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 7, 2006.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 5, 2006

MPF NY-2005, LLC, MPF Flagship Fund 10, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 3, LLC

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------

(a)(1)            Offer to Purchase dated April 7, 2006*

(a)(2)            Letter of Transmittal*

(a)(3)            Form of Letter to Shareholders dated April 7, 2006*

(a)(4)            Form of advertisement in Investor's Business Daily*

(a)(5)            Form of Press Release May 5, 2006

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 7, 2006.